UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   October 24, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                     AUGUST 31,       MAY 31,
                                                       2005            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    223,688         227,589
Amounts receivable                                       38,738          39,027
Prepaid expenses and deposits                             7,967           9,636
                                                   ------------    ------------
                                                        270,393         276,252
CAPITAL ASSET, net of accumulated
    depreciation of $357 (May 31, 2005 - $5,840)     4,407           4,764

OTHER ASSETS (Note 3)                                         -           6,300
                                                   ------------    ------------
                                                        274,800         287,316
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 20,883          31,006
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                               70,970,313      70,970,313

CONTRIBUTED SURPLUS                                     286,125         286,125

DEFICIT                                             (71,002,521)    (71,000,128)
                                                   ------------    ------------
                                                        253,917         256,310
                                                   ------------    ------------
                                                        274,800         287,316
                                                   ============    ============

NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)


APPROVED BY THE BOARD

/s/ NICK DEMARE     , Director
-------------------
/s/ DES O'KELL      , Director
-------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                       2005            2004
                                                         $               $
EXPENSES

Accounting and administration                            14,250           9,800
Depreciation                                                357             835
Investor relations                                        3,000           9,000
Legal                                                       950           3,544
Management fees                                           7,000           6,000
Office                                                    1,143           2,111
Professional fees                                         6,045             750
Regulatory                                                2,250             725
Shareholder costs                                         2,707               -
Transfer agent                                            4,475             849
Travel                                                      299           2,362
                                                   ------------    ------------
                                                         42,476          35,976
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (42,476)        (35,976)
                                                   ------------    ------------
OTHER ITEMS

Gain on sale of other assets                             40,980           5,880
Interest and other income                                 3,191             283
Foreign exchange                                         (4,088)          4,183
                                                   ------------    ------------
                                                         40,083          10,346
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                  (2,393)        (25,630)

DEFICIT - BEGINNING OF PERIOD                       (71,000,128)    (69,891,141)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (71,002,521)    (69,916,771)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.00)         $(0.00)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        2,230,735       1,853,736
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                       2005            2004
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                  (2,393)        (25,630)
Adjustment for items not involving cash
    Depreciation                                            357             835
    Gain on sale of other assets                        (40,980)         (5,880)
                                                   ------------    ------------
                                                        (43,016)        (30,675)
(Increase)decrease in amounts receivable                    289         (35,187)
(Increase)decrease in prepaid expenses and deposits       1,669          (1,362)
Increase(decrease) in accounts payable and accrued
    liabilities                                         (10,123)         13,208
                                                   ------------    ------------
                                                        (51,181)        (54,016)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on capital assets                                -            (200)
Expenditures on unproven mineral interests                    -        (135,879)
Proceeds from sale of other assets                       47,280           6,600
                                                   ------------    ------------
                                                         47,280        (129,479)
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                          (3,901)       (183,495)

CASH - BEGINNING OF PERIOD                              227,589         528,040
                                                   ------------    ------------
CASH - END OF PERIOD                                    223,688         344,545
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         During the 2005 fiscal year, the Company was engaged in the acquisition and exploration of unproven mineral interests in Mexico. As at August 31, 2005, the Company has completed detailed exploration of its property in Mexico and no further work is recommended at this time. The Company continues to evaluate potential resource acquisitions. On August 25, 2005, the Company completed a consolidation of its share capital on a one new share for ten old shares basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         As at August 31, 2005, the Company had working capital of $249.510. The Company will require additional equity financing to identify and evaluate potential resource acquisitions and business opportunities and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2006 fiscal year through the sale of equity securities. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be unable to meet its obligations and continue its operations.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       OTHER ASSETS

                                                     AUGUST 31,       MAY 31,
                                                       2005            2005
                                                         $               $

         Investment                                           -           6,300
                                                   ============    ============

         During the three months ended August 31, 2005, the Company sold the remaining 70,000 common shares of Halo Resources Ltd. for $47,280, realizing a gain of $40,980.


4.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                          AUGUST 31, 2005                  MAY 31, 2005
                                                   ----------------------------    ----------------------------
                                                        SHARES          AMOUNT          SHARES           AMOUNT
                                                                          $                                $

         Balance, beginning of period                 2,230,735      70,970,313       1,853,735      70,593,713
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
            Private placements                                -               -         355,000         355,000
            Exercise of options                               -               -           3,000           7,500
         Reallocation from contributed surplus
            relating to the exercise of
               stock options                                  -               -               -           6,600
         For unproven mineral interests                       -               -          10,000          10,000
         Finder's fee                                         -               -           9,000           9,000
                                                   ------------    ------------    ------------    ------------
                                                              -               -         377,000         388,100
         Less:  share issue costs                             -               -               -         (11,500)
                                                   ------------    ------------    ------------    ------------
                                                              -               -         377,000         376,600
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                       2,230,735      70,970,313       2,230,735      70,970,313
                                                   ============    ==============  ============    ============

         (a) During the three months ended August 31, 2005, the Company did not grant any stock options.

                  A summary of the Company's outstanding stock options at August 31, 2005, and the changes for the three months ended August 31, 2005, is presented below:

                                                                      WEIGHTED
                                                      OPTIONS          AVERAGE
                                                    OUTSTANDING   EXERCISE PRICE
                                                                         $
                  Balance,
                      beginning and end of period       217,500         1.30
                                                   ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2005.

                     NUMBER         NUMBER
                   OF OPTIONS    OF OPTIONS      EXERCISE
                  OUTSTANDING    EXERCISABLE       PRICE      EXPIRY DATE
                                                     $

                       39,000         39,000        2.50      February 18, 2007
                       76,000         75,375        1.00      September 3, 2007
                        6,000          6,000        1.00      October 4, 2007
                       59,000         59,000        1.00      January 12, 2007
                       37,500         33,750        1.20      February 8, 2008
                  -----------    -----------
                      217,500        213,125
                  ===========    ===========


         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2005 and the changes for the three months ended August 31, 2005 is as follows:

                                                                       NUMBER

                  Balance, beginning and end of period                  688,500
                                                                     ==========

                  The following table summarizes information about the warrants outstanding and exercisable at August 31, 2005:

                  EXERCISE
                    PRICE                  NUMBER              EXPIRY DATE
                      $

                     1.40                   364,000            November 25, 2005
                     3.10                   142,500            March 4, 2006
                     1.50                   182,000            February 7, 2007
                                         ----------
                                            688,500
                                         ==========


5.       RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2005, the Company incurred $21,250 for accounting, management, professional and consulting services provided by directors and officers of the Company. As at August 31, 2005, $1,596 remained outstanding and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

6.       SEGMENTED INFORMATION

         As at August 31, 2005, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss are as follows:

                                                  AUGUST 31, 2005
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Corporate (Canada)             274,800               -          (2,393)
                                   ============    ============    ============

                                                   MAY 31, 2005
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)          -               -        (732,601)
         Corporate (Canada)             287,316          19,601        (376,386)
                                   ------------    ------------    ------------
                                        287,316          19,601      (1,108,987)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 24, 2005 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2005 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company and is actively engaged in the acquisition and exploration of precious metals on mineral interests located primarily in Mexico. During the 2005 fiscal year, the Company completed a detailed first and second phase exploration program of its mineral interest in Mexico and at this time no further work is recommended on this mineral interest. Accordingly the Company wrote off the carrying value of the mineral interest. As of the date of this MD&A, the Company has initiated a program to identify a new resource interest. On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private user under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

APPOINTMENT OF PRESIDENT

On June 29, 2005, Mr. Nick DeMare resigned as interim President and Mr. Des O'Kell was appointed President. Mr. DeMare remains as a director of the Company.

Mr. O'Kell has 16 years operations and finance experience in the public marketplace. Since 1998 Mr. O'Kell has headed the firm Eland Jennings Investor Services which enjoyed the success of providing consulting services to a range of private and publicly traded corporations seeking financings, listings and communications to the investment community.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                             -----------   -----------------------------------------------     ----------------------------------
                             FISCAL 2006                     FISCAL 2005                                    FISCAL 2004
                             -----------   -----------------------------------------------     ----------------------------------
                               AUG. 31      MAY 31      FEB. 28      NOV. 30      AUG. 31       MAY 31      FEB. 29      NOV. 30
                                  $           $            $            $            $            $            $            $

OPERATIONS:

Revenues                              -           -            -            -            -            -            -           -
Net income (loss)                (2,393)   (781,151)    (151,252)    (150,954)     (25,630)      67,994     (345,252)   (146,258)
Basic and diluted
   income (loss) per share        (0.00)      (0.40)       (0.01)       (0.01)       (0.00)        0.01        (0.03)      (0.03)
Dividends per share                   -           -            -            -            -            -            -           -

BALANCE SHEET:

Working capital (deficiency)    249,510     245,246      313,811      235,799      390,778      550,932      647,522  (1,293,783)
Total assets                    274,800     287,316    1,060,962      783,112      860,506      872,928      860,895     636,002
Total long-term liabilities           -           -            -            -            -            -            -           -
                             ----------   ------------------------------------------------      ---------------------------------

RESULTS OF OPERATIONS

During the three months ended August 31, 2005 ("2005"), the Company recorded a loss of $2,393 ($0.00 per share) compared to a loss of $25,630 ($0.00 per share) for the three months ended August 31, 2004 ("2004"). The decrease in loss in 2005 compared to 2004 is primarily attributed to a gain on the sale of marketable securities which partially offset expenses incurred. During 2005, the Company sold marketable its remaining 70,000 common shares of Halo Resources Ltd. for $47,280 (2004 - $6,600), resulting in a gain of $40,980 (2004 -
$5,880).

General and administrative expenses of $42,476 were reported in 2005, an increase of $6,500, from $35,976 in 2004. Specific expenses of note during 2005 and 2004 are as follows:

         i) during 2005, the Company incurred accounting and administrative fees of $14,250 (2004 - $9,800) provided by a private company controlled by a director of the Company;
         ii) effective June 29, 2005, Mr. Des O'Kell, president of Eland Jennings Inc., was appointed a director and the President of the Company. Management fees of $7,000 in 2005 were paid to Mr. O'Kell as the Company's President. In 2004, management fees of $6,000 were paid to Mr. Nick DeMare, the former president of the Company;
         iii) the Company had an investor relations arrangement with Eland Jennings Inc. , a private company owned by Mr. O'Kell. The arrangement was terminated on June 28, 2005, prior to Mr. O'Kell's appointment, $3,000 (2004 - $9,000) was paid to Eland Jennings Inc. in 2005;
         iv)      legal fees  decreased by $2,594 from $3,544 in 2004 to $950 in
                  2005;
         v) during 2005, the Company incurred professional fees of $6,045, mainly for services rendered on the review of the results of the El Nayar Project; and
         vi) regulatory fees, shareholder costs and transfer agent fees increased by $7,858 from $1,574 in 2004 to $9,432 in 2005, mainly due to the share consolidation and name change conducted in 2005.

FINANCIAL CONDITION / CAPITAL RESOURCES

To date the Company has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of August 31, 2005, the Company had a working capital of $249,510. The Company anticipates that it will have sufficient funds to meet ongoing overhead expenditures. However, it will require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. There is no assurance that funding will be available on terms acceptable to the Company or at all.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2005 the Company was charged $21,250 (2004 - $15,800) for accounting, management, professional and consulting services provided by current directors and officers of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities were conducted in Mexico and the Company is assessing whether it will continue to remain in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company had an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. The arrangement was terminated on June 28, 2005. During the three months ended August 31, 2005, the Company paid $3,000 (2004 - $9,000) to Eland Jennings.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 24, 2005 , there were 2,230,735 issued and outstanding common shares. In addition there were 213,125 stock options outstanding and exercisable, at exercise prices ranging from $1.00 to $2.50 per share, and 688,500 warrants outstanding, with exercise prices ranging from $1.40 and $3.10 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Des O'Kell, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 25, 2005


/s/ DES O'KELL
----------------------------------
Des O'Kell,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Des O'Kell, a Director and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 25, 2005


/s/ DES O'KELL
----------------------------------
Des O'Kell,
Director & Chief Executive Officer